

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 16, 2016

Mauricio Teles Montilha
Chief Financial Officer
Atento S.A.
Da Vinci Building
4 rue Lou Hemmer
L-1748 Luxembourg Findel
Grand Duchy of Luxembourg

  Re: Atento S.A.
       Form 20-F for Fiscal Year Ended December 31, 2015
       Filed April 18, 2016
       File No. 001-36671

Dear Mr. Montilha:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Item 3. Key Information
   A. Selected Financial Data
       Adjusted Earnings in Consolidated Income Statements, pages 15 and 16

       Your tabular presentations of "Adjusted Earnings" attach undue prominence to the non-GAAP information. Please revise your presentation to comply with Item 10(e) (1) (i) (A) of Regulation S-K to eliminate the full non-GAAP income statements. For additional guidance, refer to Question 102.10 of the updated Compliance and Disclosure Interpretation on Non-GAAP Financial Measures issued on May 17, 2016.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications